Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES 2011 OPERATING RESULTS, OUTLOOK FOR 2012 – 2014

TORONTO, ONTARIO, January 11, 2012 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) (“Yamana” or “the Company”) today provided operational results for the full year 2011 and updated the Company’s outlook for 2012 – 2014.

2011 OPERATIONAL HIGHLIGHTS

•	1.10 million gold equivalent ounces (GEO)(1) of total production for 2011, an increase of 5% from 2010 and within previously provided guidance.

.	El Peñón exceeded guidance with 476,000 of GEO production for the year.
.	Chapada gold production was 135,000 ounces, in line with guidance, and Chapada copper production was 166 million pounds, exceeding guidance and representing an 11% increase from 2010 levels.
.	Gualcamayo gold production was 159,000 ounces, in line with guidance and representing an 18% increase from 2010 levels.
.	Jacobina gold production was 122,000 ounces, in line with guidance, continuing the consistent and predictable performance of recent years.

•	Cash costs(2) for the full year 2011 were approximately $50 per GEO after by-product credits, significantly less than previously stated guidance of less than $250 per GEO.

OUTLOOK HIGHLIGHTS

•	2012 production is expected to be in the range of 1.2 – 1.3 million GEO, an increase of 13% versus 2011 levels.

•	2013 production is expected to be in the range of 1.5 – 1.7 million GEO, an increase of approximately 43% versus 2011 levels.

•	2014 production is targeted at a sustainable level of approximately 1.75 million GEO.

“In 2011, we continued to focus on delivering strong operating results leading to the generation of significant cash flow.  This cash flow has allowed us to fully fund our growth, reward shareholders through increased dividends and accelerate capital spending to enhance our production growth profile.  In the coming year, our focus on strong operating results leading to expected increases in cash flow will continue,” commented Peter Marrone, Chairman and Chief Executive Officer.  “We are now looking beyond 2014 with an initial 1.75 million plus

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Silver production is treated as a gold equivalent at a ratio of 50:1.
2.	By product cash costs are non-GAAP measures. A description of non-GAAP measures can be found at the end of this press release.

NEWS RELEASE

GEO sustainable production level.  We are advancing projects to fill the project pipeline and to continue growth beyond what is already contemplated.”

2011 PRELIMINARY OPERATING RESULTS

Production and costs for 2011 were within previously provided guidance. Production during Q4, 2011 was approximately 276,900 GEO, at costs consistent with guidance.  For the full year ended December 31, 2011, total production for the Company was approximately 1.10 million GEO consisting of 915,513 ounces of gold and 9.3 million ounces of silver. Full year cash costs are estimated to be below $50 per GEO, below guidance levels.

Full year production at the Company’s flagship operations delivered the most significant growth in both production and cash flow. El Peñón production exceeded guidance, increasing by 11% from 2010 levels to 476,000 GEO. Chapada produced 135,000 gold ounces for the year and delivered copper production exceeding guidance at 166 million pounds, an increase of 11% from 2010 levels.  Gualcamayo production was 159,000 ounces, in line with guidance.  Jacobina produced 122,000 gold ounces in 2011, also within guidance. The Company’s newest operation, Mercedes, produced 8,400 commissioning GEO since the start-up of production in mid-November 2011.

Production on a mine-by-mine basis for Q4, 2011 and for the full year is summarized below:

Preliminary Production (GEO)	Q4 2011	FY2011
Chapada	34,300	135,334
El Peñón	115,000	475,543
Gualcamayo	40,700	158,871
Jacobina	32,000	121,693
Minera Florida	23,200	102,788
Mercedes	8,400	8,400
Fazenda Brasileiro	15,600	55,193
Alumbrera (12.5%)	7,700	44,457
Total Production (GEO)	276,900	1,102,279
Total Copper (M lbs.)(Chapada)	45	166

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NEWS RELEASE

PRODUCTION OUTLOOK 2012-2014

Production in 2012 is expected to be in the range of 1.2 – 1.3 million GEO.  This will represent an increase from 2011 production of 13%, most of which will come from Mercedes as its  production ramps up, and the Minera Florida expansion which will add to production starting end of January 2012.  C1 Santa Luz and Ernesto / Pau a Pique are also expected to start production by the end of 2012.

Production in 2013 is expected to increase by 43% from 2011 levels, to a range of 1.5 – 1.7 million GEO, most of which will come from a full year of production from C1 Santa Luz and Ernesto/Pau a Pique, and the start-up of Pilar and the Gualcamayo expansion.

Estimated production on a mine-by-mine basis for 2012-2013 is detailed below:

Estimated Production (GEO)	2012	E	2013	E
Chapada	110,000-120,000		140,000-160,000
El Peñón	430,000-455,000		435,000-455,000
Gualcamayo	155,000-180,000		180,000-190,000
Jacobina	130,000-145,000		130,000-140,000
Minera Florida	135,000-150,000		140,000-155,000
Mercedes	105,000-120,000		125,000-135,000
Fazenda Brasileiro	50,000-60,000		50,000-60,000
Alumbrera (12.5%)	40,000-50,000		40,000-50,000
Development Projects	20,000-30,000		240,000-315,000
Total GEO	1,175,000-1,310,000		1,480,000-1,660,000
Total Copper (M lbs)(Chapada)	140-155		120-135

Silver production is expected to be consistent at between eight to nine million ounces in each of 2012 and 2013.  Silver production is reported as a gold equivalent and included in the above forecasts and reported at a ratio of 50:1.

In late December 2011, the Company completed the feasibility study on the oxides at Suruca which supports average production of 49,000 gold ounces per year over an initial five years beginning in 2013.  The Company is now evaluating the gold and copper production contribution to Chapada from Corpo Sul.  Planned production for Chapada will decline in 2012 over 2011 levels, although will increase in terms of gold production in 2013 and in the years to follow, mostly as a result of the start-up of Suruca which is a recently discovered nearby oxide gold only ore body.

Planned production for 2014 is expected to be at a sustainable level of approximately 1.75 million GEO.

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NEWS RELEASE

Opportunities for sustainable production of over 1.75 million GEO in 2014 and sustainability thereafter include the following:

•	Development plan for Chapada to incorporate Corpo Sul which is expected to primarily sustain current production grades and levels for both copper and gold.
•	Production at El Peñón increasing to a sustainable 440,000 GEO per year as development work is completed at newly discovered ore bodies.
•	Full ramp up of Gualcamayo’s expansions to be completed mid-2013, which should increase sustainable production to over 200,000 gold ounces per year beginning in 2014.
•	Evaluation of milling higher grade ore at Gualcamayo subject to mineral resource increases into 2012 and 2013, in relation to which a scoping study is expected to be completed in mid-2012.
•	Development of higher grade areas at Jacobina increasing production to above 140,000 gold ounces per year beginning in 2014.
•	Increasing Mercedes production to a sustainable level of 140,000 GEO beginning in 2014 resulting mostly from a throughput increase to up to 1,800 tonnes per day.
•	Increasing Pilar production to 140,000-150,000 gold ounces beginning in 2014 mostly due to an increase in plant capacity and processing ore from Pilar and nearby Caiamar which is higher grade.

Current exploration and early development projects will potentially add to this production level and will be included in our guidance and forecasts once construction decisions have been made.  These standalone projects include: Jeronimo, Agua Rica and Suyai.

CASH COSTS

Estimated cash costs for 2012 are forecasted to be below $250 per GEO.  Cash costs are calculated after base metal by-product credits.

CAPITAL EXPENDITURES

Total development capital spent in 2011, not including capitalized exploration, is approximately $435 million, which is below previous guidance of $500 million.  The capital amount of $65 million not spent in 2011 will now be spent in 2012.  Sustaining capital spent in 2011 is approximately $265 million.

Development capital to be spent in 2012, including the $65 million carry forward from 2011 and excluding capitalized exploration, is expected to be $665 million.  This includes amounts for new projects for which capital was not yet committed in 2011.  These include:

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NEWS RELEASE

•
Initial development capital for Jeronimo in anticipation of a construction decision expected in 2012. Jeronimo’s annual gold production is expected to be approximately 150,000 ounces per year, with production in the early years of approximately 190,000 ounces.

•
Initial development capital for various studies relating to Suyai, leading to the evaluation of Suyai as a high grade, low cost underground mine with off-site processing, tailings and waste facilities.

•
Development capital for Pampa Augusta Victoria (PAV) and other vein structures at El Peñón which is expected to improve production and provide mining flexibility for a sustainable production level of at least 440,000 GEO per year and to increase mine life.

•	Development capital for Caiamar, which will contribute to production at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year once in full production.

•	Development capital at higher grade ore bodies at Jacobina, allowing production to increase to above 140,000 gold ounces per year.

Development capital will decline into 2013 and the following years as the Company’s development projects are completed.

For 2012, sustaining capital is expected to be $340 million across all operations and is expected to decline after such development projects are completed in 2014.  Sustaining capital per GEO will range from $190 to $240 per GEO from 2012 to 2014 declining to the lower end of the range in later years. Sustaining capital per GEO allocates a portion of sustaining capital to copper in proportion to revenue contribution.

The Company is also contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations.  These projects are currently being evaluated with final decisions still pending.  The most significant impact projects are at El Peñón, Chapada and Pilar.

EXPLORATION

The Company expects to spend approximately $125 million on exploration, a continuation of the successful 2011 program.  Yamana’s 2012 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore greenfield targets.  The Company’s mineral resource and mineral reserve estimates for 2011 are expected in late February 2012.

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NEWS RELEASE

CURRENCY ASSUMPTIONS:

	2012	E	2013	E	2014	E
Brazilian Real / US$	1.80		1.80		1.80
Argentine Peso / US$	4.50		4.75		4.75
Chilean Peso / US$	500		500		500

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s

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NEWS RELEASE

expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this press release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

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